UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Unit 2212, 22/F, CC Wu Building, 302-308 Hennessy Road

Wanchai, Hong Kong

+852-975-02047

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Amendment to Convertible Advance

On November 3, 2026, AGM Group Holdings Inc. (the “Company”) entered into a letter agreement (the “Letter Agreement”) with L1 Capital Global Opportunities Master Fund (the “Investor”) to amend a convertible advance issued by the Company to the Investor on September 22, 2025 (the “First Tranche Advance”) pursuant to a securities purchase agreement dated September 22, 2025 between the Company and the Investor. Pursuant to the Letter Agreement, the maturity date of the First Tranche Advance was extended to December 23, 2026.

The foregoing description of the Letter Agreement is qualified in its entirety by reference to the full text of the Letter Agreement, which is filed as Exhibit 10.1 to this Report on Form 6-K.

Termination of Equity Line of Credit

On November 3, 2026, the Company and the Investor entered into a termination letter agreement (the “Termination Agreement”) pursuant to which the parties terminated the securities purchase agreement dated January 22, 2026, as amended, relating to the Company’s US$25,000,000 equity line of credit (the “ELOC”), the unused commitment and related transaction documents entered into solely in connection with the ELOC, subject to certain rights and provisions expressly preserved in the Termination Agreement. The parties confirmed that there were no outstanding advance notices or unsettled purchases and that the warrant issued in connection with the ELOC had been fully exercised.

The foregoing description of the Termination Agreement is qualified in its entirety by reference to the full text of the Termination Agreement, which is filed as Exhibit 10.2 to this Report on Form 6-K.

Exhibit Index

Exhibit No.	Description
10.1	Form of Letter Agreement
10.2	Form of Termination Letter Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2026	AGM GROUP HOLDINGS INC.

	By:	/s/ Bo Zhu
	Name:	Bo Zhu
	Title:	Chief Executive Officer and Director

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